Exhibit 2.4

ADDENDUM
TO
PARTICIPATION AGREEMENT

THIS ADDENDUM made this 26th day of February, 2014, by and between NYTIS EXPLORATION COMPANY LLC, a Delaware limited liability company (“Nytis”) and LIBERTY ENERGY, LLC, a Massachusetts limited liability company (“Liberty”).

WHEREAS, Nytis and Liberty entered into that certain Participation Agreement dated the 25th day of February, 2014 (the “Participation Agreement”), for the purpose of Liberty participating in the development of oil and gas leases in portions of Boyd, Carter, Greenup and Lawrence Counties, Kentucky described in the Participation Agreement as the “New Area”.

WHEREAS, Nytis has leased or obtained leases of oil and gas interests in addition to those leases set forth in Exhibit A to the Participation Agreement known as the “Cimarex Farmout” acreage consisting of 1703.33 net mineral acres (Exhibit A – 1) (the “Leases (Farmout)”) and has obtained consent to assign an interest in the Leases (Farmout) by Letter Agreement dated February 20, 2014 and executed on February 25, 2014 (Exhibit B) an interest in farmout to Liberty.

WHEREAS, Liberty desires to participate in the development of the additional oil and gas interests by paying a portion of the costs incurred by Nytis in exchange for forty percent (40%) of the undivided working interest in the leases.

NOW THEREFORE, in consideration of the mutual promises and agreements set forth in the Participation Agreement and in this Addendum, Nytis and Liberty agree as follows:

1.            Purchase of Working Interest.

(a)           Upon execution of this Addendum, Liberty will pay to Nytis an amount equal to $350.00 per net mineral acre for forty percent (40%) of Nytis’ undivided working interest in the Leases (Farmout), which amount is $238,466.20 (the “Farmout Payment”).  The Farmout Payment shall be made by wire transfer of immediately available funds to an account designated by Nytis no later than Friday, February 28, 2014.

(b)           In exchange for the Farmout Payment, Nytis shall make the assignments to Liberty set forth in the Participation Agreement and grant Liberty the right to participate for a forty percent (40%) working interest in the drilling, development and production of oil and gas from the Leases (Farmout) in accordance with the terms and conditions of the Participation Agreement.

All items not otherwise defined in this Addendum shall have the meaning ascribed to them in the Participation Agreement.  In the event there is a discrepancy between the provisions of this Addendum and the Participation Agreement, the provisions of the Participation Agreement shall control.  All other terms of the Participation Agreement, except as modified herein remain in full force and effect and are hereby ratified and confirmed by the parties.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum effective as of the date first set forth above.

NYTIS EXPLORATION COMPANY LLC

By:	Nytis Exploration (USA) Inc., its Manager

	By:	/s/ Patrick R. McDonald
Patrick R. McDonald, President

LIBERTY ENERGY, LLC

By:	Old Ironsides Energy, LLC, on behalf of Liberty Energy, LLC, as its agent

	By:	/s/ Scott E. Carson
Scott E. Carson, Managing Partner

List of Exhibits

Exhibit A-1 *	Description of Leases
Exhibit B *	Letter Agreement

            * A copy of any omitted scheduled will be furnished supplementally to the Commission upon request.